UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Terraseed Inc.

Legal status of Issuer:

    Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   May 06, 2019

Physical address of issuer

2770 Arapahoe Road, Ste 132 – 641 Lafayette, CO 80026

Website of issuer

https://Terraseed.com

Current number of employees

0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$404,950	$146,477
Cash & Cash Equivalents	$330,047	$100,039
Accounts Receivable	$5,541	$2,275
Short-term Debt	$39,447	$30,421
Long-term Debt	$876,979	$245,589
Revenues/Sales	$213,725	$172,400
Cost of Goods Sold	$79,814	$82,360
Taxes Paid	$0	$0
Net Income	($373,993)	($192,701)

April 27, 2023

FORM C-AR

Terraseed, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Terraseed, Inc. a Delaware Corporation, (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://terraseed.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of

its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table Of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Terraseed, Inc. (the "Company") is a Delaware Corporation, formed on May 06, 2019. The Company was formerly known as Vegee LLC.

The Company is located at 2770 Arapahoe Road, Ste 132 – 641 Lafayette, CO 80026. The Company's website is https://terraseed.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Terraseed Inc. creates ethical, vegan, zero-plastic nutritional products packaged in fully biodegradable pill bottles aimed to support the health of people and the health of the planet.

Our mission says it all. We are here to end animal suffering and plastic pollution within the supplement industry. Our all-in-one, nutrient-potent multivitamins are designed to support people's health with sustainably-sourced ingredients and 100% biodegradable packaging. From our ink and label, to our corn-based shrink sleeve and pill bottle made out of virgin pulp paper, every single component of our packaging is plastic-free and biodegradable. Profits are not our priority. Compassion and sustainability are.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand.

The development and commercialization of our product and service is highly competitive.

The supplement industry is a really big market full of opportunities but it is also a highly competitive one. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better

equipped than us to develop and commercialize a similar product or service. Bigger brands could adopt sustainable packaging quickly so one of our main differentiators would not be as powerful. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Intellectual property rights, including patents, trademarks, and licenses in impact our business and industry.

We have not been able to file a patent for our formula or packaging yet, as they are not considered patentable. Therefore, we would not be protected against some elements of our product being copied.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's success depends on the experience and skill of our executive officers.

In particular, the Company is dependent on Maria Cebrian who is our CEO. The loss of Maria Cebrian could harm the Company's business, financial condition, cash flow and results of operations.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. We also rely on other companies to supply various components of our products, and a widespread health crisis could adversely affect the ability of such companies to meet our supply needs.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

BUSINESS

Description of Business

Terraseed is leading a sustainability revolution in the supplement industry by building ethical, vegan, zero-waste nutritional products packaged in the first biodegradable pill bottle aimed to support the health of people and the health of the planet.

Business Plan

86% of Americans take vitamins or supplements, contributing to a $59B market. In 2021-22, this market increased 12.1% YoY, and the estimated sales projection for 2023 is $62B, $1.4B larger than in pre-covid estimations. In 5 years, we want to become the preferred supplement brand for the co-councious and vegan consumers.

We have a great product-market fit, we have the right team, and our unit economics are optimal, with a remarkable CAC - LTV ratio of 1:5. Therefore we are ready to scale. Our subscription model will allow us to grow fast with our first line of products to then dominate the vegan/eco-conscious supplement market with a range of nutritional products designed for specific needs such as vegans, kids, women, and specific objectives. After dominating the vegan market, we will enter the mainstream supplement market with our ethical and sustainable dietary products.

History of the Business

Since our incorporation, we have disrupted the $59 Billion supplement industry by leading a sustainability revolution. We have proven and astounding product-market fit, and because of this, we have experienced solid growth since the first product was launched. We are a women and diverse founded company. Our Founder is a third-time entrepreneur with 14 years of experience. We are Invested by Techstars, and voted one of the most impact-driven startups of 2021 and the winner of the Most Sustainable Packaging by the Nexty Awards 2020.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Complete Multivitamin for Vegans	The complete multivitamin designed to resolve nutritional gaps in your vegan or plant-based diet. Conveniently delivered to your door monthly, this mighty pill contributes to make you feel more energized, build your immunity, and support bone and brain functions.	We are an E-Commerce Direct to Consumer Subscription based company. We also sell 1 off bottles and on Amazon's E Commerce Platform.

Competition

The supplement industry is a $59 billion market and several other vegan supplements have entered the market in the past years, such as Future Kind, Hippo7, Wholier and Ritual. However, none of these brands are bringing true innovation. They are stuck in plastic, like the rest of this industry, they don't target the earth-conscious consumer specifically, and ethics and sustainability do not read at the core of their mission.

Terraseed stands out in the market as:

- The only supplement with minimal impact on the planet.
- The only brand using 100% biodegradable packaging.
- One of the only brands focusing on using ingredients that are ethically sourced, without harming any animals or natural ecosystems to create our products.
- The most complete supplement for vegans.
- The most mission-driven company in the market. This has allowed us to engage our core vegan audience with a powerful brand that resonates with their values and lifestyle.

Customer Base

Currently we have almost 700 monthly recurrent customers. The overwhelming majority of our subscribers are vegan, plant-based or vegetarian, and are located in the United States.

Our first product, the Complete Multivitamin for Vegans, has been designed to meet the nutritional needs of vegans and plant-based eaters. Therefore, they are our main customers. Our typical customer is a woman between 25 and 45 years old who is vegan for the environment and the animals, who is deficient in several core nutrients, same as 92% of all vegans. Terraseed offers them supplements specifically designed for their needs while being 100% vegan and 100% plastic free.

Intellectual Property

The company does not hold any intellectual property currently.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

The Company's principal address is 2770 Arapahoe Road, Ste 132 – 641 Lafayette, CO 80026. The

Company has the following additional addresses: 136 E Stuart St. BLDG 2 Fort Collins, Co 80525.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

See table below:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Experience
Maria Cebrian	Founder and CEO	From September 2020 to April 2021 Maria held the role of CMO at Terraseed, managing the company's growth and marketing strategy. From April 2021 to date Maria has held, and continues to hold, the role of CEO. She is responsible for general management, business planning, hiring and financials. She also manages the company`s Product Development and Operations.	Maria is a third-time entrepreneur and a Forbes 1,000 honoree. She has 14 years of experience in the digital and wellness industries, and her second company was acquired by Gaia, the world's biggest conscious media platform. Now, she is set out to build companies that support the health of the people and the planet. Her current company Terraseed has created the most ethical and sustainable supplements on earth and was the first vegan company to be selected by the prestigious accelerator Techstars.
Raul Pero	Co-Founder and CMO	Raul has held the CMO position since September 2022. He is responsible for the growth and marketing strategy of Terraseed, including paid media marketing, social media and community building, retention and customer support. In 2019-2021, Raul worked at Planterra Foods, as their Head of Marketing and Innovation until he decided to	Raul is an expert in brand strategy, marketing plans, and innovation. He has a diverse background across different marketing functions in Fortune 500, PE-backed, and start-up companies in Food, Home, and Personal Care categories. He has worked in various marketing roles at Reckitt Benckiser, Ecolab, Henkel, J.R. Watkins, and most recently at the plant-based meat alternative Planterra Foods, as their Head of

run his own consulting firm.	Marketing and Innovation.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Outstanding	1,580
Voting Rights	Each share of common stock is entitled to one vote for the election of directors and other matters upon which the stockholders of the Company are entitled to vote.
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.5%*

*Assumes conversion of the notes at the valuation cap, along with the other convertible securities described herein.

Type of security	Securities reserved for issuance upon exercise
Amount Outstanding	175
Voting Rights	N/A
Anti-Dilution Rights	No anti-dilution, put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding:

Type of security	Convertible Notes
Face Value (Total)	$ 849,381.00
Voting Rights	N/A
Anti-Dilution Rights	No anti-dilution, put or call rights.
Material Terms	5-6% Interest Rate, 20% Discount, $3M-$5M Valuation Cap, Maturity Date: Variable dates from January - August 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	22%*

*Assumes conversion of the notes at the valuation cap, along with the other convertible securities described herein.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000.00	100	Content creation, R&D, Marketing, Operating expenses, new hires	January 29, 2021	Section 4(a)(2)
Crowd Convertible Note	$ 167,381	Holding as debt until conversion	Content creation, R&D, Marketing, Operating expenses, new hires	April 30, 2022	Regulation CF
Convertible Notes	$ 582,000	Holding as debt until conversion	Content creation, R&D, Marketing, Operating expenses, new hires	January - August 2022	Section 4(a)(2)

The Company has the following debt outstanding:

As of the date of this Form C-AR, the total amount of outstanding debt of the company is $20,4800.00

Type	Credit Card
Creditor	SVB
Amount Outstanding	$20,480 USD
Interest Rate and Amortization Schedule	0 Payment due every 30 days in Full
Description of Collateral and Material Terms	Checking Account
Date Entered Into	03/2021

Ownership

Maria Cebrian, 69.6% ownership, Common Stock Option Pool: 11.1% Convertible Notes including crowdfunding (Expected Conversion to Equity): 21.6% %

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Maria Cebrian	69.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Terraseed Inc. was incorporated in the state of Colorado on May 6, 2019 and reincorporated in the State of Delaware on January 14, 2021. The name of the Company was changed from 'Vegee LLC' to 'Terraseed Inc.' when the Company was re-incorporated.

Cash and Cash Equivalents

Cash and cash equivalents refers to the value of a company's assets that are cash or can be converted into cash immediately.

As of April 23, 2022, the Company had an aggregate of $229,000 in cash and cash equivalents, leaving the Company with approximately 9 months of runway.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$ 87,547	($373,123)	$0.00

Liquidity and Capital Resources

On April 22, 2022 the Company conducted an offering pursuant to Regulation CF and raised $167,000.

The Company also finished the seed investment round adding an additional $583,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions and Conflicts of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Maria Cebrian's spouse, Diego Dominguez joined the company as a contractor in early 2020. He has worked for the company for the past years developing different photography and video projects such as product photography, video tutorials, and equity crowdfunding video materials. He has received a total of $21,141 throughout his relationship as a contractor with Terraseed.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Maria Cebrian
(Signature)

Maria Cebrian
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Maria Cebrian
(Signature)

Maria Cebrian
(Name)

CEO
(Title)

April 27, 2023

EXHIBITS

Exhibit A   Financial Statements (unaudited)